                                                    Filed by Dime Bancorp, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                             Subject Company: Dime Bancorp, Inc.
                                                   Commission File No. 001-13094

June 25, 2001

This filing contains forward-looking statements within the meaning of the
Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, but are not limited to, statements about (i) the benefits of the merger between Washington Mutual Corporation and Dime Bancorp, Inc.,
including future financial and operating results, cost savings and accretion to reported earnings that may be realized from the merger; (ii) Washington Mutual's and Dime's plans, objectives, expectations and intentions and other statements contained in this presentation that are not historical facts; and (iii) other statements identified by words such as "expects," "anticipates," "intends,"
"plans," "believes," "seeks," "estimates," or words of similar meaning. These forward-looking statements are based upon the current beliefs and expectations of Washington Mutual's and Dime's management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control. In addition, such forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. Actual results may differ materially from the anticipated results discussed in the forward-looking statements.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the business of Washington Mutual and Dime may not be combined successfully, or such combination may take longer, be more difficult, time-consuming or costly to accomplish than expected; (2) the expected cost savings from the merger may not be fully realized or may take longer to realize than expected; (3) operating costs, customer lost and business disruption following the merger, including adverse effects on relationships with employees, may be greater than expected; (4) governmental approvals of the merger may not be obtained, or adverse regulatory conditions may be imposed in connection with governmental approvals of the merger; (5) the stockholders of
Dime may fail to approve the merger; (6) adverse governmental or regulatory policies may be enacted; (7) the interest rate environment may further compress margins and adversely affect net interest income; (8) the risks associated with continued diversification of assets and adverse changes to credit quality; (9)
competition from other financial services companies in Washington Mutual's and
Dime's markets; (10) the concentration of Washington Mutual's operations in
California may adversely affect results in the

California economy or real estate market declines; and (11) the risk of an economic slowdown that would adversely affect credit quality and loan originations. Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in Washington Mutual's and Dime's reports (such as Annual Reports on Form 10-K,
Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the
Securities and Exchange Commission and available on the SEC's Internet site
(http://www.sec.gov). All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to Washington
Mutual or Dime or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Washington Mutual and Dime do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

The proposed transaction will be submitted to Dime's stockholders for their consideration. Washington Mutual and Dime will file a registration statement, a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC. Stockholders of Dime are urged to read the registration statement and the joint proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy o the joint proxy statement/prospectus, as well as other filings containing information about
Washington Mutual and Dime, at the SEC's Internet site (http://www.sec.gov).
Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus can be obtained, without charge, by directing a request to Washington Mutual, Investor
Relations, 1201 Third Avenue WMT2140, Seattle, Washington 98101 (206-461-3187)
or to Dime, Investor Relations, 589 Fifth Avenue, New York, New York 10017
(212-326-6170).

Dime and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Dime in connection with the merger. Information about the directors and executive officers of Dime and their ownership of Dime common stock is set forth in the proxy statement, dated
March 10, 2001, for Dime's 2001 annual meeting of stockholders, as filed with the SEC on a Schedule 14A.

THE FOLLOWING IS A PRESS RELEASE DISSEMINATED BY DIME AND WASHINGTON MUTUAL ON
JUNE 25, 2001

FOR IMMEDIATE RELEASE

             WASHINGTON MUTUAL TO EXTEND NATIONAL BANKING FRANCHISE
                   WITH $5.2 BILLION MERGER WITH DIME BANCORP

       TRANSACTION PROVIDES GROWTH PLATFORM IN NATION'S TOP BANKING MARKET

  SOLIDIFIES NATIONAL LEADERSHIP POSITION IN MORTGAGE ORIGINATION AND SERVICING

SEATTLE AND NEW YORK - JUNE 25, 2001 - In a major extension of its national banking franchise, Washington Mutual, Inc. (NYSE: WM) today announced a definitive agreement to merge with Dime Bancorp, Inc. (NYSE: DME) in a transaction currently valued at $5.2 billion in stock and cash. The transaction, approved by the directors of both companies, creates a broad-based platform for
Washington Mutual's banking operations as it enters the greater New York metropolitan area, the nation's largest urban banking market.

"The opportunity to deliver Washington Mutual's unique, customer-focused banking model to the largest concentration of middle-market consumers in the nation is tremendously exciting," said Kerry Killinger, Chairman, President and Chief
Executive Officer of Washington Mutual. "We look forward to serving this broad market with great service, a good deal, and a friendly environment through the outstanding platform provided by Dime.

"Our two franchises are highly compatible, each distinguished by excellent financial performance and a shared commitment to the customer and community,"
continued Killinger. "This transaction extends our reach as one of the nation's top banks serving the middle-market consumer, while the addition of North
American Mortgage Company

                                    - more -

further solidifies our position as the nation's leading mortgage franchise. The merger also helps diversify our sources of revenue and re-mix our balance sheet over time. Simply put, the combination of Washington Mutual and Dime is an excellent fit. It is tailor-made to deliver solid results to our customers, our communities, and our shareholders."

"Dime stockholders win as they receive both attractive value today, and the opportunity to own currency in a company that has generated solid growth and outstanding returns for shareholders over the past 10 years," said Tony
Terracciano, Chairman of Dime. "Combining Washington Mutual's considerable growth potential with its potential for multiple expansion creates a currency that is very attractive for Dime stockholders."

 "We are delighted to join forces with Washington Mutual, a company that shares
Dime's commitment to serving customers and building both strong local communities and shareholder value," said Larry Toal, Chief Executive Officer of
Dime. "Our customers benefit because of Washington Mutual's broader product line coupled with its focus on the consumer and small-to-medium sized businesses.
Employees of the combined company benefit because they become part of a large and growing organization with a track record as an excellent employer. This transaction is the right way to ensure that the deeply rooted values and culture of Dime are sustained, renewed, and extended."

TERMS OF THE TRANSACTION

Based on the average five-day price of $38.89 for Washington Mutual's common stock prior to today's announcement, the transaction represents total consideration of $5.2 billion or $40.84 per Dime share, an exchange ratio of
1.05 Washington Mutual shares for each Dime share. Total consideration is fixed at $1.4 billion in cash and 92.3 million Washington Mutual shares. The total value at closing may rise or fall based on the average per share price of
Washington Mutual stock for a ten day period prior to closing. Each shareholder may choose cash or stock, subject to pro-ration if either cash or stock is oversubscribed.

                                    - more -

                                                                               2

The transaction will be accounted for as a purchase. In addition, common stock received by Dime stockholders is expected to qualify as a tax-free exchange.

Assuming no revenue enhancements, the transaction is expected to be earnings neutral to Washington Mutual in the first year after closing and $0.01 per share accretive in year two under the expected new GAAP accounting standards for business combinations. In addition, the transaction is expected to be accretive to Washington Mutual by $0.05 cents on a cash earnings per share basis in 2002 and by $0.06 cents in 2003.
Dime's Litigation Tracking Warrants (TM) will become exercisable for Washington
Mutual shares upon settlement or final judgment of the claim and will remain in accordance with their terms.

Pre-tax restructuring charges are anticipated to be $308 million. This includes a $77 million charge related to the termination of the Hudson United Bancorp merger, payable at the time of closing.

The transaction, which is expected to close early in the first quarter of 2002, requires the approval of Dime stockholders and banking and other regulators.
Washington Mutual has executed a purchase and voting agreement with Warburg,
Pincus Equity Partners, L.P. and affiliates, in which they have agreed to vote their shares in favor of this transaction.

"We are very pleased by this agreement between Washington Mutual and Dime," said
Kewsong Lee, Managing Director of Warburg Pincus, a leading global private equity firm and the Dime's largest shareholder. "This transaction validates our view that the Dime and its management have created a franchise of considerable value. The Dime exemplifies Warburg Pincus' investment philosophy: partnering with strong management teams to build companies and drive shareholder value.
Moving forward, Dime shareholders now have the opportunity to participate in the growth of Washington Mutual, a company with the capacity to realize the full potential of the Dime platform - and a financial institution that has delivered consistent, high-double-digit growth in

                                    - more -

                                                                               3

earnings per share."

COMPATIBLE BUSINESS COMBINATION: A QUALITY FRANCHISE POISED FOR FURTHER GROWTH

The Dime, which has served the greater New York metropolitan area since its founding in 1859, has more than $14 billion in deposits in the New York metropolitan area and serves approximately 1.0 million households through 123 current branches and 250 ATMs. Washington Mutual's banking unit currently serves
5.4 million households in nine states.

The Dime, through North American Mortgage Company, its wholly-owned mortgage banking subsidiary, is a significant mortgage originator and servicer. On a pro-forma basis, including the effects of its recently completed acquisitions,
Washington Mutual is the nation's largest mortgage originator and servicer. With
Dime, the company would extend its lead, with $42.3 billion in pro forma originations for the first quarter of 2001 and $512 billion in loans serviced at
March 31, 2001. The transaction also further diversifies the geographic reach of
Washington Mutual's mortgage business, adding scale in a scale-driven business.

In recent years, Dime has moved successfully to diversify its asset base. At
March 31, 2001, its consumer, multi-family, commercial real estate, and commercial and industrial lending lines of business represented more than 45 percent of the company's $18.3 billion in outstanding loans and mortgage backed securities. Dime's ratio of nonperforming assets to total assets at March 31,
2001 was an exceptionally low 0.26 percent.

"Clearly, Dime's stable and attractive deposit base and its diversified asset mix will help Washington Mutual advance several of our key initiatives to enhance shareholder value: reducing interest rate risk by re-mixing the balance sheet over time, while sustaining excellent credit quality," said Killinger.

                                    - more -

                                                                               4

NEW PLATFORM TO SERVE THE MIDDLE-MARKET CONSUMER

"With this move, Washington Mutual - already the second largest home lender in
New York - acquires a broad retail footprint to complement our existing mortgage business," said Killinger. "We have worked hard in the recent past to establish a visible brand position in the greater New York metropolitan area. We're confident residents will be highly receptive to our broad product offerings and our commitment to continue the high quality personal customer service that Dime has delivered so well."

While Washington Mutual has assumed no revenue synergies in its financial modeling for this transaction, the company believes that the acquisition of Dime presents opportunities to drive new revenue growth. In addition to introducing its highly successful Free Checking(TM) program, Washington Mutual said that it plans to introduce Occasio(TM), its innovative, new financial store model to the greater New York metropolitan market to augment the Dime's platform. Occasio stores represent a dramatic redesign of the retail banking experience and are currently being rolled out in selected metropolitan markets throughout the
United States. Occasio branches have generated deposit and checking account growth at nearly twice the pace of the traditional retail bank branch. They also can be opened more quickly than traditional retail branches.

"We have said consistently that we intend to use Occasio as a vehicle to enter new markets as well as to enhance our existing retail banking footprint," said
Killinger. "The greater New York metropolitan market provides an opportunity to deploy this tool to its full capacity."

CAREFULLY PHASED INTEGRATION, COST SAVINGS PLANNED

Washington Mutual said that Dime's customers can expect seamless, uninterrupted service from the branch staff they know today, and that it currently plans to keep operating all of Dime's retail banking branches. Cost savings as a result of the

                                    - more -

                                                                               5

transaction are estimated to total approximately $150 million on a fully phased-in basis, or 25 percent of Dime's estimated operating expenses. The majority of the cost savings are expected to come from the elimination of duplicative corporate and administrative expenses.

The companies said that, while they expect duplicative positions to be eliminated as a result of the combination, normal attrition at The Dime coupled with Washington Mutual's anticipated company-wide growth and its customary practice of filling vacancies from within, means that fewer employees will be affected.

"Our companies have similar cultures, a shared vision for the future of consumer banking, and a proven program for successful integration," said Killinger.
"Washington Mutual's seasoned management team has successfully completed 28 acquisitions over the past 15 years, several of them substantially exceeding the size of Dime. Washington Mutual said that the integration of its acquisitions of
Bank United, and the mortgage operations of PNC and Fleet, are expected to be nearly completed before the anticipated closing and integration with Dime.

"We are especially pleased to welcome the many talented Dime employees to the already strong team at Washington Mutual," said Killinger. "Under the outstanding leadership of Larry Toal, they have built an outstanding franchise and we look forward to working with them to create the leading consumer banking franchise in the greater New York metropolitan area." Mr. Toal will remain with
Dime Bancorp through the consummation of the transaction in order to ensure a smooth and seamless transition of operations. In addition, one Dime board member will join Washington Mutual's board of directors.

"The people of Dime have helped transform our company in recent years as we've worked to meet our customers' needs," said Toal. "I am proud of them and their exceptional efforts."

                                    - more -

                                                                               6

OUTSTANDING TRACK RECORD OF COMMUNITY COMMITMENT

Washington Mutual, which has an "Outstanding" Community Reinvestment Act rating, said that it plans to bring its commitment to affordable housing, community development, education, and other important community needs to the areas the
Dime now serves. In 2000, Washington Mutual originated more than $14 billion in single-family, shelter-based loans to low and moderate income and minority borrowers and communities - and more than $2 billion of affordable multi-family lending. In addition, Washington Mutual's year 2000 charitable giving budget alone totaled more than $41 million. Washington Mutual's charitable giving is tied to a formula of 2 percent of pretax earnings.

"We're a good corporate citizen and, maybe more importantly, we listen to our community partners," said Killinger. "We plan to continue to build upon Dime's long-standing commitment to the community and sustain a strong local presence that is sensitive to community needs."

Lehman Brothers and Goldman, Sachs & Co. acted as financial advisors to
Washington Mutual. Credit Suisse First Boston and Merrill Lynch & Co. acted as financial advisors to Dime. Washington Mutual was advised by the law firms of
Simpson Thacher & Bartlett and Heller Ehrman White and McAuliffe. Dime was
advised by the law firm of Sullivan & Cromwell.

ABOUT DIME BANCORP, INC.

Dime Bancorp is the parent company of The Dime Savings Bank of New York, FSB, a regional bank serving consumers and businesses through 123 branches located throughout the greater New York City metropolitan area. Directly and through its mortgage banking subsidiary, North American Mortgage Company, Dime also provides consumer loans, insurance products and mortgage banking services throughout the
United States.

                                    - more -

                                                                               7

ABOUT WASHINGTON MUTUAL, INC.

With a history dating back to 1889, Washington Mutual, Inc. is a national financial services company that provides a diversified line of products and services to consumers and small- to mid-sized businesses. At March 31, 2001,
Washington Mutual and its subsidiaries had consolidated assets of $219.9 billion. Washington Mutual currently operates more than 2,300 consumer banking, mortgage lending, commercial banking, consumer finance and financial services offices throughout the nation.

FORWARD-LOOKING STATEMENTS: This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of
1995. These forward-looking statements include, but are not limited to, statements about (i) statements about the benefits of the merger between
Washington Mutual and Dime, including future financial and operating results, cost savings, enhancements to revenue and accretion to reported earnings that may be realized from the merger; (ii) Washington Mutual's and Dime's plans, objectives, expectations and intentions and other statements contained in this presentation that are not historical facts; and (iii) other statements identified by words such as "expects," "anticipates," "intends," "plans,"
"believes," "seeks," "estimates" or words of similar meaning. These forward-looking statements are based upon the current beliefs and expectations of Washington Mutual's and Dime's management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. Actual results may differ materially from the anticipated results discussed in these forward-looking statements. The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the businesses of Washington Mutual and Dime may not be combined successfully, or such combination may take longer to accomplish than expected; (2) the growth opportunities and cost savings from the merger may not be fully realized or may take longer to realize than expected; (3) operating costs, customer losses and business disruption following the merger, including adverse effects on relationships with employees, may be greater than expected;
(4) governmental approvals of the merger may not be obtained, or adverse regulatory conditions may be imposed in connection with governmental approvals of the merger; (5) the stockholders of Dime may fail to approve the merger; (6)
adverse governmental or regulatory policies may be enacted; (7) the interest rate environment may further compress margins and adversely affect net interest income; (8) the risk of continued diversification of assets and adverse changes to credit quality; (9) competition from other financial services companies in
Washington Mutual's and Dime's markets; (10) the concentration of Washington
Mutual's operations in California adversely affecting results if the California economy or real estate market declines; and (11) the risk of an economic slowdown that would adversely affect credit

                                    - more -

                                                                               8

quality and loan originations. Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in Washington Mutual's and Dime's reports (such as
Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports
on Form 8-K) filed with the Securities and Exchange Commission and available at the SEC's Internet site (http://www.sec.gov). All written and oral forward-looking statements contained in this document concerning the proposed transaction or other matters attributable to Washington Mutual or Dime or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Washington Mutual and Dime do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

ADDITIONAL INFORMATION: The proposed transaction will be submitted to Dime's stockholders for their consideration. Washington Mutual and Dime will file a registration statement, a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC. Stockholders of Dime are urged to read the registration statement and the joint proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Washington Mutual and Dime, at the SEC's Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus can be obtained, without charge, by directing a request to
Washington Mutual, Investor Relations, 1201 Third Avenue, WMT2140, Seattle,
Washington 98101 (206-461-3187) or to Dime, Investor Relations, 589 Fifth
Avenue, New York, New York 10017 (212-326-6170).

Dime and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Dime in connection with the merger. Information about the directors and executive officers of Dime and their ownership of Dime common stock is set forth in the proxy statement, dated
March 10, 2001, for Dime's 2001 annual meeting of stockholders, as filed with the SEC on a Schedule 14A.

Note to editors: A conference call discussing the transaction will be held on
Monday, June 25 at 10:30 a.m. EDT. The toll-free dial-in number is 888-849-9216 and the number for participants located outside the U.S. is 212-676-5193. The
U.S. replay number is 800-633-8284 (858-812-6440 for international participants)
and for all participants wishing to listen to the replay the access code is
19233919. The call will be available from 1:30 p.m. EDT on June 25, 2001 to 1:30
p.m. EDT on July 25, 2001.

A live audio webcast of the call is available online at www. wamu.com. The audio webcast will also be archived on the company's Web site at: Audio Archives under
Investor Relations - Events.

Today's news release and additional transaction details are available on
Washington Mutual's Web site, www.wamu.com

                                    - more -

                                                                               9

WASHINGTON MUTUAL, INC. MEDIA CONTACTS:
Libby Hutchinson                            Ian Campbell or Steve Bruce
Washington Mutual                           Abernathy MacGregor Group
206.461.2484                                213.630.6550/212.371.5999

WASHINGTON MUTUAL, INC. INVESTOR RELATIONS CONTACTS:
JoAnn DeGrande/Ruthanne King/Michael Ihnken
Washington Mutual
206.461.3186/206.461.6421/206.461-4263

DIME BANCORP, INC. MEDIA CONTACTS:
Tom Ducca                                   Mike Pascale or
Dime Bancorp                                Rhonda Barnat
212.326.6962                                Abernathy MacGregor Group
                                            212.371.5999

DIME BANCORP INVESTOR RELATIONS:
Bill Burns
Dime Bancorp
212.326.6127

WARBURG PINCUS CONTACT:
Julie Johnson
212.878.9325

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                                                                              10

                         WASHINGTON MUTUAL/DIME BANCORP
                                   AT-A-GLANCE

            (all dollar figures in millions, except per share prices)

                                                  As of March 31, 2001
                                       ----------------------------------------

                                       Washington Mutual           Dime Bancorp
                                       -----------------           ------------

Total Assets                                    $219,925                $27,050
Total Deposits                                   $93,335                $14,594
Total Gross Loans                               $146,310                $21,066
Nonperforming Assets                              $1,455                    $71
Nonperforming Assets/Total Assets                  0.66%                  0.26%
Equity/Total Assets                                5.61%                  6.35%
Book Value Per Share                              $21.54                 $14.59
Common Shares Outstanding 1                        877.1                  114.6
Closing Stock Price per Share                     $38.90                 $36.88
(June 22, 2001)
Market Capitalization                            $34,120                 $4,226
(June 22, 2001)
Retail Branches                                    1,225                    123
Residential Loan Offices                           397 2                    233
Total ATMs                                         1,772                    250
Consumer Banking Households Served           5.4 million            1.0 million
Full-Time Equivalent Employees                    33,525                  7,307

1 Includes 18 million shares held in escrow as of 3/31/01.
2 Includes retained offices of the mortgage operation of Fleet.

                                       ###

                                                                              11

THE FOLLOWING ARE MATERIALS USED IN A PRESENTATION FOR INVESTORS AND ANALYSTS
REGADING THE MERGER HELD ON JUNE 24, 2001

THE FOLLOWING IS A Q&A MEMO TO DIME EMPLOYEES

Q & A FOR DIME BANCORP EMPLOYEES

What can you tell me about Washington Mutual?
---------------------------------------------

Washington Mutual is a national financial services company that provides a diversified line of products and services to consumers and small-to-midsize businesses. The company is the nation's seventh-largest financial institution with $ 219.93 billion in assets as of March 31, 2001. For the first quarter of
2001, Washington Mutual reported record earnings of $641 million.

Headquartered in Seattle where it was founded in 1889, Washington Mutual operates more than 2,300 consumer banking, mortgage lending, business banking, consumer finance and financial services offices throughout the nation. In the past 15 years, the company has successfully completed 28 acquisitions.

Washington Mutual's goal is to create two leading national franchises: one in banking and financial services and another in mortgage lending. Additionally, one of the company's key strategies is to grow its commercial portfolio in order to diversify over time its sources of revenue.

Washington Mutual is the nation's No.1 mortgage originator and loan servicer and has more than 800,000 Internet banking customers. The company has been in the news recently for its successful launch of Occasio(TM), an entirely new concept in customer-friendly retail banking delivery, in its Las Vegas and Phoenix markets, also planned for the Atlanta market next year.

Money magazine said of WaMu's retail financial services strategy, "WaMu has turned superior customer service into a potent marketing tool." About its mortgage banking operations, Mortgage Banking magazine said, "Washington Mutual has what politicians like to call the 'big mo' -- momentum."

Washington Mutual has been recognized by Fortune magazine as one of the best companies for minorities and one of the most admired companies in the mortgage-finance industry. It has also been named winner of the Best Customer
Satisfaction Award for the financial services category by Satmetrix Systems and cited by the nationally known Catalyst Group and Working Woman magazine for its women in leadership and management.

Why did Washington Mutual choose The Dime?
-----------------------------------------

The transaction will provide a platform for growth in the nation's top banking market and enhance WaMu's national leadership position in mortgage originations and servicing. Like Dime, Washington Mutual has built its successful business by serving as a customer-friendly alternative to the large commercial banks in its markets. The combination of Washington Mutual and The Dime is a perfect fit, tailor-made to deliver

solid results to customers, communities and shareholders. The combined company will be well positioned to build upon The Dime's consumer and business banking track record in the greater New York area and to expand its mortgage lending activities nationally. In addition, the Dime's commercial banking business will accelerate WaMu's strategy to diversify its sources of revenue through business banking and specialty finance.

When will the merger be completed?
----------------------------------

The transaction is expected to close in first quarter 2002, subject to Dime
Bancorp shareholders' and banking regulators' approval. The integration should be completed during second quarter 2002.

Will The Dime's and NAMCo's names change?
-----------------------------------------

Yes. However, while The Dime's and NAMCo's honored names will change, the company's legacy -- commitment to customer service and to the middle-market consumer and to its communities -- will continue.

What is Occasio(TM)?
-------------------

Occasio(TM) is WaMu's new concept in customer-friendly retail banking delivery.
It's aimed at revolutionizing the industry by eliminating teller windows and providing a concierge, a children's play area and many other retail-style amenities. The company has successfully launched Occasio(TM) branches in Las
Vegas and Phoenix, and will introduce them to the Atlanta market next year.

What will happen between now and the time the deal closes? May I contact my
---------------------------------------------------------------------------
counterparts at Washington Mutual?
----------------------------------

Please refrain from contacting your counterparts at Washington Mutual. Until the transaction closes, it will be business as usual for both companies. It is important for employees of both companies to continue to focus on their business goals and to take care of our customers.

How will The Dime be managed after the transaction closes?
----------------------------------------------------------

The Dime's various units and divisions will join with Washington Mutual's respective groups. As the merger has just been announced, many decisions and details have yet to be been finalized.

Who will lead the integration team?
-----------------------------------

An experienced acquisitions team from Washington Mutual will work with The Dime management to coordinate the integration. Washington Mutual's Senior Executive
Vice President of Corporate Services, Steve Freimuth, will lead the team. The
Dime executive leading the integration team will be named shortly.

Many key managers from both companies will be asked to assist. Plans and progress will be communicated to employees of The Dime through Washington
Mutual's merger newsletter, Connections, as well as Dime Express, Dime World video and other channels.

Will there be any branch or lending office consolidations?
----------------------------------------------------------

There is no overlap between the retail banking distribution networks of
Washington Mutual and The Dime, and there are no branch consolidations planned.
In fact Washington Mutual plans to expand the Dime network going forward. There will be consolidation of lending offices within overlapping common markets and of corporate and administrative functions. Eligible employees who are displaced will receive severance pay, outplacement assistance and priority consideration in applying for other jobs within the company.

When will employees learn the status of their positions?
--------------------------------------------------------

The integration team will begin working soon on bringing the two companies together. While it is too early to know which specific positions will be affected, Washington Mutual and The Dime are committed to communicating this information as soon as it is known.

What is The Dime's severance plan for employees displaced during a merger such
------------------------------------------------------------------------------
as this?
--------

Details of the severance plan will be communicated to all employees in the near future.

How will customers learn about this transaction?
------------------------------------------------

Many customers will have learned of the transaction through the media, others will learn about it through communications sent by The Dime in the coming days and weeks. Each customer contact employee will receive a special Q&A shortly addressing customer concerns.

What should I say if contacted by the media?
--------------------------------------------

As always, refer all calls from the media to Tom Ducca in the Public Relations
Department at (212) 326-6962.

If I have any other questions whom should I call?
-------------------------------------------------

You should feel free to ask any questions of your manager, your departmental manager, or your executive manager. While it will take time for some decisions to be made, we are committed to understanding your questions and keeping everyone informed on the progress of this important transaction.

Employees may also call an employee hotline specially set up to answer merger related questions at 888-Dime-HRD.

FAST FACTS ABOUT WASHINGTON MUTUAL
o       The nation's seventh-largest financial services company, with $219.93 billion in assets as of March 31, 2001, and more than $93 billion in deposits.
o       Built its business by serving as an attractive alternative for middle-market consumers and small businesses to the large commercial banks in its markets. Known for Free Checking(TM) (no hidden fees) and national leadership in mortgage lending.
o       More than 2,300 consumer banking, mortgage lending, business banking, consumer finance and financial services offices throughout the nation, serving more than six million customers nationwide.
o       Headquartered in Seattle, Wash., with administrative offices in Costa
        Mesa, Northridge, Irvine and Stockton, Calif., in Lake Worth and Tampa
        Fla., in Vernon Hills, Ill., and in Houston, Tex.
o       Financial centers (retail branches) in Arizona, California, Florida,
        Idaho, Nevada, Oregon, Texas, Utah and Washington.
o       Business banking offices in California, Idaho, Oregon, Texas, Utah and
        Washington.
o       534 Consumer Finance offices serving 24 states.
o       396 mortgage lending offices serving 50 states and the District of
        Columbia.
o       Loan Servicing centers in Northridge and Stockton, Calif., Pensacola
        Fla., Vernon Hills, Ill., Florence, S.C., Seattle, Wash. and Milwaukee,
        Wis.
o       Approximately 40,000 employees.
o       Common stock traded on the New York Stock Exchange (NYSE) under the symbol WM.
o       Market capitalization is approximately $34 billion.
o       Recently in the news for successfully launching "Occasio," a new concept in customer- friendly retail banking, in the Las Vegas and Phoenix markets. Next launch planned for Atlanta, Ga.
o       No. 1 mortgage originator and No. 1 loan servicer in the nation.
o       Over 800,000 Internet banking customers.
o       One of the best companies for minorities--Fortune magazine--and for women in leadership and management--Catalyst Group and Working Woman magazine.
o       Winner of the Best Customer Satisfaction Award for the financial services category by Satmetrix Systems, a provider of customer experience management.
o       One of the most admired companies in the mortgage finance
        industry--Fortune magazine.
o       For more information visit www.wamu.com

--------------------------------------------------------------------------------

In connection with the proposed merger, Washington Mutual will file a registration statement with the Securities and Exchange Commission containing a joint proxy statement/prospectus.  Stockholders are urged to read the reigstration statement and the joint proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information.  You will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Washington Mutual and Dime, at the SEC's Internet site
(http://www.sec.gov).  Copies of these documents can be obtained, without charge, from Washington Mutual, Invesor Relations, 1201 Third Avenue WMT2140,
Seattle, Washington 98101 (206-461-3187) or Dime, Investor Relations, 589 Fifth
Avenue, New York, New York 10017 (212-326-6170).

Information about the participants in the proxy soliciation is set forth in
Dime's proxy statement on Schedule 14A, as filed with the SEC on March 10, 2001, and will be available in the joint proxy/prospectus regarding the porposed merger contained in Washington Mutual's registration statement on Form S-4.

The information presented above may contain forward-looking statements.  Factors that could cause actual results to differ materially form those described in the forward-looking statements can be found in Washington Mutual's and Dime public reports filed with the SEC.

THE FOLLOWING IS A MANAGEMENT MEMO TO DIME ASSOCIATES

                               O MANAGEMENT MEMO O

To:      Dime Associates

From:    Larry Toal

Date:    June 25, 2001

--------------------------------------------------------------------------------

I'm writing to tell you of exciting news. This morning we announced an agreement for Seattle-based Washington Mutual, to acquire our company. With assets totaling $219.93 billion (as of March 31, 2001), Washington Mutual is the country's largest thrift. Through this transaction, we will be creating one of the most attractive banking franchises in financial services today. By uniting two strong companies with highly complementary strengths, we will be creating tremendous value and opportunities for our employees, customers, shareholders and communities.

Washington Mutual is one of the fastest growing companies in financial services with a strong focus on customer service and community lending. Their rapidly growing leadership position in mortgage origination, when combined with our strong mortgage lending business, will create an unrivaled coast-to-coast franchise serving a majority of the country's most attractive and fastest growing markets. Similar to Dime, Washington Mutual has built its banking business by serving as an attractive alternative for consumers and small businesses to the larger commercial banks in its markets. It also shares many values with Dime, providing a common strong foundation for our new company. We both have a strong focus on satisfying customers, delivering quality and achieving sustainable and superior growth. And, we both share a deep commitment to our employees, customers and communities.

The combined company marks Washington Mutual's banking entrance into the
Northeast and it will build upon Dime's consumer banking franchise in the greater New York area, as well as our nationwide mortgage origination and servicing operations. Together, we will have the resources to make the investments necessary to be a leader in financial services. Our focus will continue to be on growing and being the best in our business. While some job reductions may occur in areas of overlap, we anticipate that they will be mitigated by the combination of normal attrition at Dime coupled with Washington
Mutual's anticipated company-wide growth and its customary practice of filling vacancies from within.

Implementation planning will begin immediately. As it progresses, we will keep you fully informed. The new company will retain the Washington Mutual name. The attached communications materials, including a news release, Q&A and a
Washington Mutual fact sheet, provide more details.

I am very excited about the tremendous potential of our new organization. We will be a powerful, growth-oriented company able to compete on a national level in the most attractive markets and businesses. By joining forces, we will have even greater opportunities to serve customers, grow professionally and personally, and continue to create value for shareholders.

As we build a great new company together, I'm confident that the best is yet to come.